Mail Stop 3561

October 9, 2009

Raymond S. Willoch
Senior Vice President
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia

> **Re:** **Interface, Inc.**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended December 28, 2008**
> **Filed February 26 and March 4, 2009, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2009**
> **File No. 001-33994**

Dear Mr. Willoch:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Randy Eaddy, Esq.
    Via facsimile to (404) 541-3186